OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Style Station, Inc.

7111 Santa Monica Blvd., Ste B
#174
West Hollywood, CA 90046

www.thestylestation.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to equity when the company raises $1,000,000.00 in qualified equity financing

Maturity Date: 12/31/2019

$10M valuation cap

20% discount rate

4% yearly interest rate

Maximum ($100,000) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	Style Station Inc.
Corporate Address	7111 Santa Monica Blvd., Ste B #174 West Hollywood CA 90046
Description of Business	Beauty and fashion e-commerce platform
Type of Security Offered	Convertible Promissory Note ("Securities")
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in The Style Station. The number of shares you will receive in the future will be determined at the next equity round in which The Style Station raises at least $1,000,000.00 in qualified equity financing. The highest conversion price per share is set based on a $10M company valuation cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

Perks

$250 — As a "Bronze Investor", If you invest $250, you will receive **10% off** your purchases at the Style Station shop **for 6 months.**

$500 — As a "Silver Investor", If you invest $500, you will receive **15% off** your purchases at the Style Station shop **for one full year.**

$2,500 - As a "Gold Investor", if you invest $2,500 you will receive **20% off** purchases at Style Station **for one full year**, plus exclusive **VIP sale offers**, invitations to **Style Station events** and more.

$5,000 - $10,000 — As a "Platinum Investor", if you invest $5,000 to $10,000 you will receive **all of the benefits of a Gold Member** plus a **personal styling appointment** with **Melissa Meister** to plan **a week's worth of curated looks**.

$10,000 or more — As a "Diamond Investor", if you invest $10,000, you will receive **all of the benefits of a Platinum investor** (including the personal styling appointment with Melissa Meister) plus **2 tickets to a New York Fashion Week** event, **VIP** invitations to **Style Station events**, and more.

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Style Station is a Beauty and Fashion digital platform that reveals industry secrets from professional stylemakers and relates it to our users' everyday lifestyle. Currently we offer editorial news, tips and trends, and digital content that gives our readers a different perspective on fashion. We have currently launched our e-commerce marketplace with curated high and low items hand-picked by our professionals. We will continue to produce experiences, events, and digital content including webisodes and style news coverage. We are developing a user a opportunity to personalize their own cyber closet where they can customize their profile with sizes, color choices, brands they love and drag and drop photos. All of this will then enable a user to interact with a personal stylist if they choose and to further develop their own unique style.

Sales, Supply Chain and Customer Base

Revenue from sales is derived through sharing arrangements with partnering brands we've identified as strategic fits for our audience, who are interested in encounters with fresh perspectives in current fashion trends. Our customer base is women ages 18-45, who enjoy fashion but have limited time to explore their sense of style.

Competition

Online style advice, such as PopSugar and Goop, and online personal shopping services, such as Stitch Fix, serve parts of our target audience and provide some of the services that Style Station provides (advice, style suggestions based on personal preferences), but don't allow for interactivity and exploration using the tools and select brands relationships of Style Station.

Liabilities and Litigation

Other than the existing Convertible Notes issued by the Company (see Legal), Style Station has no material liabilities or litigation as of the date hereof.

The team

Officers and directors

Melissa Meister	Founder, Creator, & DIrector
Nick Kershner	Chief Technology Officer - 1/17 to present

Melissa Meister
Style Station Founder, Creater, & Director since inception in 2016, Melissa Meister grew up in a loving, creative, entrepreneurial home in Connecticut. Her love of fashion, design, and the camera from a young age inevitably brought her to Los Angeles, where she worked as a Wilhelmina model and starred in memorable music videos for Madonna, Elton John, and Will Smith. Whilst modeling she launched her own apparel line called Melissa Meister Couture, which sold at Henri Bendel and Fred Segal. Several years after launching she began creating custom pieces for celebrities and musicians including Shakira and The Dixie Chicks. The success of her custom designs organically led her to be inducted into the Costume Designers Guild, where Melissa designed for award-winning independent films, prime-time networks and cable television. This included working as the US designer for the well-known film SHERLOCK HOLMES. With an eye to detail and the ability to dress any body type, Melissa and her custom design abilities were in demand by A-list celebrities. Serena Williams, Taylor Swift, John Hamm, Yara Shahidi and most recently working as the wardrobe stylist for E Entertainment's Revenge Body are a small account of Melissa's experience. www.melissameister.com She also styled multiple celebrity endorsed advertising campaigns for companies such as Nike, Adidas, Estee Lauder, Sony, and Omega. Once accomplishing all her goals as a celebrity stylist and designer, Melissa took a leap to build a digital media Start Up in NYC called Cameo Stars as VP of Production, where she led all aspects of producing, and on set directed all celebrity content. From 2011-2017 she was a Filmmaker & Director at Hummingbird

Productions where she created treatment concept for any artist, brand, or product and execute the desired image in any type of media footage. Melissa was also an On-Camera Host & Creator at POPdrop, (2012 – Present), a weekly 5 minute virtual lifestyle magazine focused on art, fashion, health, beauty, music, and cuisine. Innately having an eye for fashion and the new found love for digital content, Melissa's entrepreneurial spirit decided to combine her two passions – fashion/beauty and technology. She realized there wasn't a trusted source to beauty & fashion (anymore) or an all-in-one location where everyday people can get the celebrity style experience with the trade secrets from industry professionals. And from this realization Style Station was born. Fun fact: Melissa's first job in Los Angeles was at Coffee Bean, where one day she and a coworker combined iced coffee and hot chocolate. The drink they invented is Coffee Bean's frozen sensation, the Ice Blended. How's that for creativity and entrepreneurship?

Nick Kershner
By the age of 15, Nick had started a small business in a cyber cafe fixing computers for neighbors and friends, and even taught a community college course. After several years of working for a Fortune 500 technology firm, he decided to follow his passion; Consulting and Entrepreneurship. He made his way through the Real Estate and Finance industries. He worked with large lending firms and parts of government to help make digital signatures a standard in Real Estate and Finance. That work can be seen today when using any digital signature platform designed for buying and selling Real Estate. By this time, Nick had already opened and run multiple businesses and regardless of how much he loved those companies, there was still something missing. Eventually he opened Matchless IT; a technology company based in entertainment and arts. The company he built focuses on creative solutions and artistic design in all aspects of a technology implementation, no matter the industry of the clients. He has been the President & CEO of Matchless IT for the last 4 years (January 2013- Present), where he focuses on helping businesses of all sizes develop, acquire and maintain their technological needs. He has been Style Station CTO since January 2017. Today, he is a true entrepreneur. His passion to help others and build new technologies has been his driving force to continue to find ways to close the gap between technology and the arts.

Number of Employees: 5

Related party transactions

The Company's founder has advanced funds to the Company to pay startup and operating costs. As of December 31, 2016, this related party advance totaled $23,049. Subsequent to December 31, 2016, the Company's founder advanced an additional $35,349 to the Company to cover operating costs. In addition, the Company's Chief Technology Officer and Business Operations Manager advanced a total of $5,100 subsequent to December 31, 2016. These related party advances are short-term, due on demand, and carry no interest.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our trademarks and other intellectual property could be unenforceable or ineffective.** The Company has been unable to effectuate a registration for the Style Station, and is considering rebranding as a result. The Company does not believe this to be a material risk to the Company's business since the Company has not conducted significant business using the Style Station brand to date. However, as with any trademark use, there is a small risk that use of the mark STYLE STATION is infringing on the rights of other trademark holders and exposing the Company to legal risk. In addition, rebranding entails expense and marketing effort that will require Company resources.
- **Competition** We will compete with larger, established companies who currently have products and services on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the programs developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. The fashion industry is extremely competitive, with competition from large big box stores, established brands, fast fashion, and direct sellers. Differentiation and marketing will be key in addressing this competition.
- **Risks of Being Early Stage** The Company is in a very early stage, and does not have revenue and has not yet generated business. Like all startups, the Company must manage the risk of being a new, unproven venture. While the Company has put a great deal of effort into researching the product, the market, the revenue projections, and the business plan, reality may significantly differ from expectations.
- **Convertible Notes** The Notes are subject to the following restrictions on transfer, and the Equity Securities issued in exchange for the Notes are subject to additional restrictions: With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor’s counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 6(a) that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred

shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in the Purchase Agreement. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Majority in Interest of Investors.

- **Technology Risks** The Phygital concept, ie, the blending of physical and digital, is new to the market. It is unclear whether this retail experience will succeed, and how consumers will respond. The retail fashion industry has been around for a long time, and is currently going through a period of transition and disruption. There are new and ever-changing ways for consumers to purchase brands, and new retail experiences. Many of these new technologies will fail. The consumer will decide the need for the experientail pop-ups's and the Mega Style Centers. The Stylemakers are not scalable in smaller cities. Therefore we will depend on large fashion markets to create the physical spaces. Finally, the success of the Company is dependent upon the Internet and Internet-based technologies, such as online payments. A breakdown of any of these technologies could harm the Company, and data breaches or violations of trade regulations could pose significant financial risk or harm to the goodwill of the Company.
- **Relationships with Others** The Company depends upon the relationships between the Company and brands, and the ability for those brands to navigate the world of e-commerce and online retail. If the brands that are featured by the Company fail to satisfy consumers, or are unable to deliver on their branding and marketing promises, the Company will be affected. If the Company is unable to form strong, mutually beneficial relationships with brands, it will be unable to position itself as the consumer's "go-to" marketplace. Larger brands will have more leverage to negotiate deals with the Company, and may squeeze the Company so that the Company's margins are affected. Conversely, smaller brands are not well-known enough to create the following that the Company needs to succeed. The success of the Company will depend on a loyal following, and the field is currently crowded with many different channels for consumers to purchase their favorite brands.
- **Solo Founder** The Company has a solo founder. All of the expertise and all of the resources are held by one person. This creates a risk in that there is not a diversity of ideas or experiences, and the Company could be vulnerable to Founder burnout without additional support. Hiring, training, and sustaining a viable team will require significant resources.

- **Capitalization** Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to effectuate our business plan. We estimate that we will require at least $1 million to successfully complete the Company's plans through the Maturity Date of the Notes. We believe that we will need to raise money from bank loans, future sales of securities or some combination thereof. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Melissa Meister, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, $0.0001 value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

- Convertible Note - Crowd Funding: 0

Type of Equity the notes convert into - Preferred Stock

Conversion Trigger - automatically upon a qualified financing of 1,000,000

Maturity Date 12.31.19

Interest Rate 4%

Valuation Cap 10,000,000

Discount Rate 20%

Min/Max Goals 10,000/107,000

Voting Rights NONE

- Convertible Note Raised: 20,000

Type of Equity the notes convert into - Preferred Stock

Conversion Trigger - automatically upon a qualified financing of 1,000,000

Maturity Date 12.31.19

Interest Rate 4%

Valuation Cap 5,000,000

Discount Rate 20%

What it means to be a Minority Holder

As a holder of a convertible note, you will have no voting rights. Even upon conversion of the notes purchased in this Offering, you will hold a minority interest in the Company and the founder will still control the Company. This means that as a convertible noteholder or a common stockholder of Style Station, you will not have the ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional convertible notes or shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the total number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., additional convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The Company was formed in October 2016. During 2016, we did not generate any revenue as we were primarily focused on startup activities. As such, the Company did not have any revenue, cost of goods sold, or gross profit during 2016.

Operating expenses during 2016 totaled $21,528, of which $3,252 related to sales and marketing expenses, $10,372 related to general and administrative expenses, and $7,904 related to research and development expenses. Research and development expenses were primarily due to website design, development, and maintenance.

We expect losses to continue in the near term as we further develop our website, services, and product offering prior to the start of revenue-generating activities.

Financial Milestones

The Company was formed in October 2016. In June 2017, the Company raised $20,000 through the issuance of a convertible note. We expect to start generating revenue in March 2018.

Approximately three months following the launch of our offering, we plan to complete the second phase of our user experience development for both consumers and vendors. During this time period, we also plan to launch Consumer Profiles, which allows users to personalize their Style Station platform experience, and our Style Cam, which allows video-chat style consultations.

In approximately six months, we expect to increase the number of marketplace vendors to 75. In approximately nine months, we plan to hold regular pop-up events and shops with exclusive content.

Liquidity and Capital Resources

The Company is currently generating operating losses, and the continued infusion of new capital is necessary to continue business operations and maintain the viability of the business. Operations-to-date have been funded through advances by the founder, as well as the issuance of a $20,000 convertible note in June 2017.

We will supplement these capital resources through this Regulation Crowdfunding offering, which will enhance the Company's liquidity. If we raise our minimum target of $10,000, the offering proceeds will fund approximately 1 to 2 months of operations. If we raise our maximum target of $107,000, the offering proceeds will fund approximately 1 1/2 to 2 years of operations.

Even if we are successful in this offering, we will likely continue to seek additional debt or equity financing. The Company's founder may also continue to advance funds to the Company as necessary to pay operating costs or meet other liquidity needs.

Indebtedness

As described in the Related Party Transactions disclosure, the Company's founder has advanced funds to the Company to pay startup and operating costs. This related party advance is short-term, due on demand, and carries no interest. As of December 31, 2016, the related party advance totaled $23,049. Subsequent to December 31, 2016, the Company's founder advanced an additional $35,349 to the Company. In June 2017, the Company issued a convertible note with a principal amount of $20,000. The note accrues interest at 4% per year. The principal amount, along with accrued interest, is payable on December 31, 2019, the note's maturity date. Upon a qualified financing event, the outstanding principal amount and accrued interest will automatically convert into common stock at the lesser of: (1) the lowest price per share paid by other purchasers in the qualified financing event, and (2) the price per share resulting from a $5,000,000 valuation.

Recent offerings of securities

- 2017-06-06, Regulation D, 20000 Convertible Note. Use of proceeds: The Company is using the proceeds of this offering to support setup operations, including the offering made here.

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The notes being issued are not dependent on a valuation of the Company.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Marketing	$2,350	$25,145

Product Development	$2,350	$25,145
Professional Services	$2,350	$25,145
Working Capital	$2,350	$25,145
Total Use of Net Proceeds	$9,400	$100,580

Funds raised from this campaign will be used for marketing, product development, professional services, and working capital. Marketing includes Style Station events, physical pop-up shops at major industry events, and social media marketing. Product development includes building out the website to add more features, such as a chat service and style cam, as well as other personalization features and refining the overall user experience. Product development also includes building partnerships with new marketplace vendors and producing videos and other branded content for the website.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.stylestation.com in the Annual Reports section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Style Station, Inc.

[See attached]

I, Melissa Meister, the Chief Executive Officer of Style Station, Inc., hereby certify that the financial statements of Style Station, Inc. and notes thereto for the period ending December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016, the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 13, 2017.

DocuSigned by:
Melissa Meister
B41AE758CE164FF...

Chief Executive Officer

October 13, 2017

STYLE STATION, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2016

(unaudited)

Style Station, Inc.

Index to the Financial Statements

Style Station, Inc.
Balance Sheet
(unaudited)

		December 31, 2016
ASSETS		
Fixed assets, net	$	2,321
Total Assets	$	2,321
LIABILITIES & STOCKHOLDERS' DEFICIT		
Current Liabilities		
Related party advance	$	23,049
Accrued liabilities		800
Total Current Liabilities		23,849
Commitments and Contingencies (Note 6)		
Stockholders' Deficit		
Common stock: 10,000,000 shares authorized; $0.0001 par value; 8,000,000 shares issued and outstanding		800
Accumulated deficit		(22,328)
Total Stockholders' Deficit		(21,528)
Total Liabilities & Stockholders' Deficit	$	2,321

The accompanying notes are an integral part of these financial statements.

Style Station, Inc.
Statement of Operations
(unaudited)

	For the Year Ended December 31, 2016
Operating Expenses	
Sales and marketing	$ 3,252
General and administrative	10,372
Research and development	7,904
Total Operating Expenses	21,528
Operating Loss	(21,528)
Loss Before Income Taxes	(21,528)
Provision for income taxes	800
Net Loss	$ (22,328)
Net Loss per Common Share - Basic and Diluted	$ (0.00)
Weighted Average Common Shares Outstanding - Basic and Diluted	8,000,000

The accompanying notes are an integral part of these financial statements.

Style Station, Inc.
Statement of Cash Flows
(unaudited)

		For the Year Ended December 31, 2016
Cash Flow From Operating Activities:		
Net loss	$	(22,328)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		211
Changes in operating assets and liabilities:		
Accrued liabilities		800
Net cash used in operating activities		(21,317)
Cash Flow From Investing Activities:		
Purchase of fixed assets		(2,532)
Net cash used in investing activities		(2,532)
Cash Flow From Financing Activities:		
Related party advance		23,849
Net cash provided by financing activities		23,849
Increase in cash and cash equivalents		-
Cash and equivalents, beginning of period		-
Cash and equivalents, end of period	$	-

The accompanying notes are an integral part of these financial statements.

Style Station, Inc.

Statement of Stockholders' Deficit
(unaudited)

	Common Stock		Accumulated Deficit	Total
	Shares	Amount		
Balance at October 20, 2016	-	$ -	$ -	$ -
Common stock issued for cash	8,000,000	800		800
Net loss			(22,328)	(22,328)
Balance at December 31, 2016	8,000,000	$ 800	$ (22,328)	$ (21,528)

The accompanying notes are an integral part of these financial statements.

Style Station, Inc.
Notes to Financial Statements
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Style Station, Inc. (the "Company") was formed on October 20, 2016 in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Los Angeles, California.

Style Station is a multi-platform fashion tech company composed of industry experts that give consumers a front row seat to the ultimate hair, beauty, and fashion experience. Style Station provides content creation, editorial direction, and celebrity style services. It also provides beauty and fashion trade secrets and education. The Company also has retail operations and plans live activation events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Style Station, Inc.
Notes to Financial Statements
(unaudited)

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising
The Company expenses advertising costs as incurred.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Style Station, Inc.
Notes to Financial Statements
(unaudited)

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had net cash used in operating activities of $21,317 for the year ended December 31, 2016 and an accumulated deficit of $22,328 as of December 31, 2016. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund operations through the sale of products and services, debt financing, and a Regulation Crowdfunding offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2016
Computer equipment	$ 2,532
Less accumulated depreciation	(211)
	$ 2,321

Depreciation expense for the year ended December 31, 2016 was $211.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's founder advanced funds to the Company to pay startup and operating costs during the year ended December 31, 2016. The advance is short-term, due on demand, and carries no interest. As of December 31, 2016, related party advances totaled $23,049.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 7 – STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with a par value of $0.0001. During the year ended December 31, 2016, 8,000,000 shares of common stock were issued to the Company's founder.

NOTE 8 – SUBSEQUENT EVENTS

In June 2017, the Company issued a convertible note with a principal amount of $20,000. The note accrues interest at 4% per year. The principal amount, along with accrued interest, is payable on December 31, 2019, the note's maturity date. Upon a qualified financing event, the outstanding principal amount and accrued interest will automatically convert into common stock at the lesser of: (1) the lowest price per share paid by other purchasers in the qualified financing event, and (2) the price per share resulting from a $5,000,000 valuation.

Subsequent to December 31, 2016, the Company's founder advanced an additional $35,349 to the Company to cover operating expenses. This advance is short-term, due on demand, and carries no interest.

We have evaluated subsequent events that occurred after December 31, 2016 through October 2, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Style Station is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Style Station

Beauty & Fashion Platform

Small OPO West Hollywood, CA
Consumer Internet
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





BECOME PART OF THE FASHION & BEAUTY RETAIL REVOLUTION

BE AN OWNER

Style Station is the unconventional answer the fashion and beauty industries have been waiting for. Style Station is at the center of Style, Fashion & Beauty with **industry insider content** coupled with an easy and fun Discovery & Buying experience. We deliver seamlessly across all **digital, social, mobile and physical experience channels.**

Style Station Founder & CEO, Melissa Meister has fused the world of style and digital content throughout her longstanding career. She introduced alternative ideas to all areas of her expertise: fashion designing, celebrity

technology focused team decided to fuse the world of style and technology, and **personalize** it for you with Style Station.

Melissa and her team invite you to be a part of the future of beauty and fashion retail + social commerce. Style Station delivers **professional celebrity stylemakers**, their expertise, and insider trade secrets to us all- **taking you down the red carpet of beauty and fashion.**

Style Station is a beauty and fashion omni-channel platform. Positioned at the epicenter of the prolific world of digital and physical content and social commerce. Creating an unparalleled personal consumer experience.


H A I R
M A K E U P
W A R D R O B E
C O N T E N T
E D U C A T I O N
E - C O M M E R C E
EXPERIENTIAL

THE DIFFERENCE

OUR PROMISE TO OUR CLIENTS

Style Station provides one seamless physical-digital (or **"phygital"**) customer experience and shopping journey. Style Station's online/offline strategy covers all interactive social aspects and styling needs for our style conscious customers, creating a strong customer connection and a trusted source to beauty and fashion.

It is our goal to give you **access** to information, products, and services that were previously only for those in entertainment. Online at **TheStyleStation.com**, shoppers have access to a team of **industry stylemakers**; the ones creating the looks. We offer customers help with insider tips, personalized styling advice, curated content and a unique digital retail experience. Offline, Style Station – Mega Style Centers are designed to be experimental, tech-driven spaces. We will provide professional beauty & fashion services and workshops in an industry like environment. A visit to Style Station will help novice fashionistas discover and purchase new looks and leave with their own stand-out, personal style. Style Station - **We take you wear you want to go!**


Social Engagement
Mobile App and Site In Process
Digital Platform
SS
Social Content / Mgmt
Back-end Sales / Product Mgmt
"PHYGITAL"
HOW THEY WORK...
TOGETHER
Video Production / Series
Celeb Host and Influencers
PR & Marketing
Experiential
Stylemaker Inclusion
Event PR


SOLUTION
THE HUB FOR EVERYTHING STYLE
DIGITAL PLATFORM
CHANNEL
TUTORIALS
NEWS
TIPS & TRENDS
E-COMMERCE
FASHION/BEAUTY SALES
STYLE STATION
STYLE CENTER
HAIR
MAKEUP
WARDROBE
EVENTS
WORKSHOPS
EXPERIENTIAL
MAKES SS A GLOBAL BUSINESS
SURGES VALUATION BY INCREASING USER COMMUNITY
ALLOWS BRAND TO STAY EXCLUSIVE YET ACCESSIBLE
ESTABLISHES BRAND IDENTITY & RELEVANCE
A LIVE SPACE TO CREATE THE DIGITAL CONTENT
REVENUE TO SUPPORT THE DIGITAL

SOCIAL COMMERCE + EXPERIENTIAL RETAIL

- **One seamless fashion and beauty discovery and shopping journey,** online and off
- **Quality content** from industry professionals to enhance the retail experience
- Unique **digital marketplace** including high-low pricing (designer to good value "treasure finds") **curated by industry professionals**
- **Personalized customer profiles** optimized by a relevance engine making each **customer's experience unique to them**
- Direct access to proprietary tech-driven features and tools including **CyberCloset** and **StyleCam** to virtually test and try new looks before you buy
- Actionable **analytics** to track discovery and buying behavior to personalize shopping experience
- All-in-One physical **Style Centers**, that offer bar-style hair, beauty and styling services
- **Workshops and Events** to keep you connected to the latest techniques and brands

ONE SEAMLESS STYLE STATION EXPERIENCE

CHANNEL



Tutorials

TIPS +TRICKS



Industry How-To's

NEWS


CHRISTY MEYERS
EMMY STYLE
Getting ready for the Emmy's isn't an easy feat for anyone, but...

Emmy Style

E-COMMERCE



Shop StyleStation Marketplace

Experiential POP-Ups



Style Centers



Education/Workshops



ONE SEAMLESS MULTI-CHANNEL FASHION & BEAUTY SHOPPING JOURNEY

   

INVESTMENT & PERKS

INVESTMENT OPPORTUNITY | Convertible Note
Note converts to equity when the company raises $1,000,000.00 in a qualified equity financing
Maturity Date:
$10M valuation cap
20% discount rate
4% yearly interest rate
Maximum ($100,000) of Convertible Notes
Minimum ($10,000) of Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares in The Style Station. The number of shares you will receive in the future will be determined at the next equity round in which The Style Station raises at least $1,000,000.00 in qualified equity financing. The highest conversion price per share is set based on a $10M company valuation cap. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

$250
As a "Bronze Investor", if you invest $250, you will receive 10% off your purchases at the Style Station shop for 6 months.

$500
As a "Silver Investor", if you invest $500, you will receive 15% off your purchases at the Style Station shop for one full year.

$2,500
As a "Gold Investor", if you invest $2,500 you will **receive 20%** off purchases at Style Station for one full year, plus exclusive VIP sale offers, invitations to Style Station events and more.

$5,000 - $10,000 As a "Platinum Investor", if you invest $5,000 to $10,000 you will receive **all of the benefits of a Gold Member** plus **a personal styling appointment** with **Melissa Meister** to plan a week's worth of curated looks.

$10,000 or more As a "Diamond Investor", if you invest $10,000, you will receive **all of the benefits of a Platinum investor** (including the personal styling appointment with Melissa Meister) plus **2 tickets to a New York Fashion Week** event, **VIP** invitations to **Style Station events**, and more.

**All perks occur after the offering is completed*

CURATED MARKETPLACE

We've harnessed technology to deliver to the consumer a personalized shopping and professional styling experience.
Our platform and industry professionals bring to you the brands and products we know you'll love.

SHOP


FASHION


BEAUTY


HAIR

MORE


LOVED


heather.
Gradual Tanner
2 oz / 60 mL
LEMONHEAD
CARLENE
SHINE BRONZER
Body Glow
4.0 FL OZ / 119ml e
SPACEJAM
RESURFACE
heather.
Tan Refresher

TARGET AUDIENCE

AS UNIQUE & BEAUTIFUL AS YOU

- Searching for a Fashion & Beauty **"insider"** source for information
- Wanting to bypass the clutter and be entertained while having **personal style** presented to them
- **Information and content** that can be used in their everyday life
- Early Adopters of **new technology** that serves a purpose to enhance their lives
- Socially connected content users and creators who enjoy sharing **social media** with their communities online and offline
- **Brand** loyal, especially for brands that support a cause
- Geographically distant consumers who are not near **"fashion hub"** cities
- Novice **Fashionistas**, on-the-go moms and business executives
- People who have never seen anything like it! (AKA – **Everyone!)**

While Style Station will offer content and services all can enjoy, the target markets are Millennials, Gen X'ers (women ages 18-44) and the style conscious Gen Z teen population (12-17).



MARKET SIZE & OPPORTUNITY

WE WILL DEFINE THE TREND OF SOCIAL COMMERCE


ANNUAL GROWTH RATES IN GLOBAL SPENDING, WOMEN'S WEAR VS. COSMETICS
2011-2016
Womenswear
Color cosmetics
7%
6
5
4
3
2
1
0
'11
'12
'13
'14
'15
'16
ATLAS | Data: Euromonitor International


BEAUTY ANNUAL GLOBAL FINANCING HISTORY
2012 - 2017 YTD (4/1/17)
149
(Full-Year Run-Rate)
71
86
117
124
125
44
$200
$264
$912
$656
$403
$340
(Full Year Run-Rate)
$101
2012
2013
2014
2015
2016
2017 YTD
(4/19/17)
Disclosed Funding ($M)
Deals
CBINSIGHTS

GLOBAL BEAUTY DEAL COUNT BY CATEGORY
2012 – 2017 YTD (4/1/17)

AN EXPANDING MARKET

- Global women's wear is a $620+ billion-dollar industry*
- Global cosmetics market estimated to reach $675 billion USD by 2020, growing at a rate of 6.4%**

According to FashionUnited data, the global apparel market is valued at **$3 trillion US dollars** ($3,000 billion) and accounts for 2 percent of the world's Gross Domestic Product (GDP); the womenswear industry is valued at $621 billion dollars.* source: https://fashionunited.com/global-fashion-industry-statistics .

A Research and Markets 2015 report** predicts the global Cosmetic market will reach an estimated **$675 billion** USD by 2020 growing at a rate of **6.4%.** The United States is the largest cosmetics market in the world, and its total revenue is expected to exceed **$62 billion** in 2016.

Spending on women's wear will **continue to grow** and is expected to significantly increase as Millennials mature***.

It is estimated that in the US, Millennials spend over **$114 billion annually** on clothing and accessories alone.*** Although nearly 80% of all apparel purchases still occur through brick and mortar retail, the **online and mobile apparel and accessories market continues to grow at an**


2012
2013
2014
2015
2016
2017 YTD (4/1/17)
Beauty Brand
Beauty Websites
Salon Tools
On-Demand Beauty
CBINSIGHTS

exponential rate.

Currently estimated at approximately $70 billion, online fashion retail is set to reach nearly **$100 billion over the next 5 years******, according to Statista.com and approximately 25% of all online purchases are now made on a mobile device.

The growth of e-commerce in the apparel industry highlights the massive change in US consumer shopping habits and is an indicator that an **even greater** percentage of apparel shopping as well as beauty products sales will be conducted online in the future.

Sources:
* https://fashionunited.com/global-fashion-industry-statistics
** Research and Markets 2015 Report
*** BLS: Goldman Sachs Global Investment Research
**** Statista.com

SMART MONEY IS INVESTING IN BEAUTY

According to a 2017 report by CB insights, beauty deals have grown steadily in terms of investment activity since 2012 and are on track for an all-time record in 2017.

OBTAINABLE | TARGET MARKET TREND

Style Station estimates the potential size of obtainable market (SOM) to be over $90 million online (based on assumptions related to each of the underlying revenue streams as indicated in diagram to the right i.e. online classes, wardrobe rental and makeup and hair ecommerce). It is estimated another **$40 million obtainable market** may be captured by its first brick and mortar **Style Centers** to be launched in key US markets.

- It is estimated the obtainable market through Style Station channels may equal $130 million+ over the next 5 years

Style Station will grow and extend its brand through content and experiential services online as well as with the expansion of **physical Style Centers, complete with all-in-one beauty bar-style services, wardrobe styling, fashion rentals, beauty/fashion workshops** and other hosted events.


DIGITAL
TAM
TOTAL AVAILABLE MARKET
$343.9BN
5 YEAR PROJECTED
DIGITAL
SOM
HAIR (YEAR 5 PROJECTIONS)
10 CHAIRS x 12 HOURS/DAY
120 SERVICES
40% CAPACITY OF 120 SERVICES
48 CLIENTS/DAY
$50 SERVICE x 48 CLIENTS/DAY
$2,400/DAY
$2,400/DAY x 365 DAYS = $876,000/LOCATION/YEAR
$876,000/YEAR x 10 LOCATIONS = $8,760,000/YEAR
HAIR IN-STORE SERVICES
$16MM
MAKEUP IN-STORE SERVICES
$12.9MM
WARDROBE IN-STORE SERVICES
$91.8
MM
$40.3
MM
ONLINE CLASSES
$39.1
ONLINE WARDROBE RENTALS
$32.8
MAKEUP E-COMM
$18.4
HAIR E-COMM
$1.5
FASHION RENTALS
200 PEOPLE PER DAY
$100 AVG. RENTAL
365 DAYS PER YEAR
x OVER 5 YEARS
$32,850,000
5 YEAR PROJECTED
STYLE CENTER
SOM
STYLE CENTER
TAM
$186.2BN


MARKETING OVERVIEW
“BE THE BEST YOU”
REACHING OUR CUSTOMERS WITH AN AGGRESSIVE MARKETING PLAN WILL POSITION STYLE STATION TO STAND OUT FROM THE COMPETITION.
FOCUSING ON PARTNERING WITH TOP INDUSTRY PROFESSIONALS, BRANDS, SOCIAL INFLUENCERS, AND STYLE MAKERS WHO ARE SHAPING WHAT'S NEW TO COME.
STRATEGICALLY BUILDING A GLOBAL BRAND, AND SHAPING STYLE STATION TO BECOME THE TRUSTED VOICE OF EVERYTHING STYLE.

GO-TO-MARKET STRATEGY

Word of Mouth | Social

Our plan for growth starts with style seekers. Women love our brands and they love us, and word of mouth will help spread the word. We feel **social channels** will be our most effective method to increase **audience and therefore sales.**

User Experience | Platform | Content

We intend to launch version 2.0 of the Style Station platform in early Q2 2018 and our creative team, stylists and branding teams will be cranking out **Stylecam, Cyber Closet and personalized tools.**

Marketing | Events

We will be ramping up **advertising, social media, PR, and Pop-Ups at events and festivals.**

Products | Brands | Designers | Style Trends

In 2018, we intend to expand our **brand and product portfolio, stylist, and original content** all designed for you! Bringing you great style, amazing ideas, and excellent function.

OUR PLAN

USE OF PROCEEDS

Funds raised from this campaign will go to **five** main areas:

- **Platform Development**
- **Brand and Product Relationship Development**
- **Marketing and Advertising**
- **Content and Experience Development**
- **Physical pop-up shops**


GOALS & REVENUE
DEVELOP STRONG E-COMMERCE & ONLINE PLATFORM
GENERATE REVENUE THROUGH EVENTS & BRAND PARTNERSHIPS
HOST POP-UP EVENTS

STYLE STATION TEAM



The Style Station team is is a conscious group of entrepreneurs wanting to make a difference and be of service to you. We love fashion, beauty, and tech, but we love helping you more! Collectively all of our unique paths created the perfect team to deliver you something fun, new, and convenient.   We enjoy working hard so that we may stand out to be the company for the people - your trusted source.   We built Style Station around core set of morals and values that each of us are committed to. Every team member plays an important role in bringing you the experience we have in mind. Getting to know you and and offer quality service is top priority to us. We love the individuality of each amazing person and that's why we take the time to hand pick our products and content, and look for fun ways to help you feel and look amazing!

"We share our industry knowledge and experience, and guide you to find your personal style."

Style Station — we take you wear you want to go!



SS
The dream of StyleStation begins
SS Style Station
StyleStation Pop-Up at Coachella
StyleStation BTS at New York Fashion Week
Serena Williams
StyleStation Collaborates with Microsoft
Added 6 New Stylemakers to Website
SS was happy to add Cherie Combs, William Clark Jr., Amalia Moscoso, and Dani Levi as featured Stylemakers
Launched E-Commerce Marketplace
Featuring 10 fashion & beauty brands including Shani Darden and Ripley Raider
NEW YORK FASHION WEEK
Win a Trip to New York for Two!
Gleam Campaign Winner is chosen for NYFW
Launch Web V2 Production Planning
(ANTICIPATED)
Style Station now has 50 brands on the marketplace
(ANTICIPATED)
Pop-Up Event
(ANTICIPATED)
Pop-Up Event
(ANTICIPATED)
Cyber Closet Beta Launch
?
January 2016
1/01/2016
1/15/2016
6/01/2016
9/12/2016
10/01/2016
January 2017
4/01/2017
5/01/2017
7/31/2017
9/01/2017
9/15/2017
10/7/2017
Fall 2017
Q4 2017
Q4 2017
Q4 2017
Q4 2017
Q4 2017
January 2018
February 2018
January 2019
March 2019
StyleStation YouTube Channel Launches
Launched Chat
Reached 10K Followers!
Style Cam-Video Chat Beta Launch
(ANTICIPATED)
Stylemaker Workshop + Brand Collaboration
(ANTICIPATED)
(ANTICIPATED)
StyleStation Website Launches
StyleStation is Incorporated
Gleam Campaign Launches
Launched on StartEngine!
(ANTICIPATED)
Full Launch of Website
(ANTICIPATED)
Website V2 Launch
?

Meet the Founders





Melissa Meister

Founder, Creator, & DIrector

Style Station Founder, Creater, & Director since inception in 2016, Melissa Meister grew up in a loving, creative, entrepreneurial home in Connecticut. Her love of fashion, design, and the camera from a young age inevitably brought her to Los Angeles, where she worked as a Wilhelmina model and starred in memorable music videos for Madonna, Elton John, and Will Smith. Whilst modeling she launched her own apparel line called Melissa Meister Couture, which sold at Henri Bendel and Fred Segal. Several years after launching she began creating custom pieces for celebrities and musicians including Shakira and The Dixie Chicks. The success of her custom designs organically led her to be inducted into the Costume Designers Guild, where Melissa designed for award-winning independent films, prime-time networks and cable television. This included working as the US designer for the well-known film SHERLOCK HOLMES. With an eye to detail and the ability to dress any body type, Melissa and her custom design abilities were in demand by A-list celebrities. Serena Williams, Taylor Swift, John Hamm, Yara Shahidi and most recently working as the wardrobe stylist for E Entertainment's Revenge Body are a small account of Melissa's experience. www.melissameister.com She also styled multiple celebrity endorsed advertising campaigns for companies such as Nike, Adidas, Estee Lauder, Sony, and Omega. Once accomplishing all her goals as a celebrity stylist and designer, Melissa took a leap to build a digital media Start Up in NYC called Cameo Stars as VP of Production, where she led all aspects of producing, and on set directed all celebrity content. From 2011-2017 she was a Filmmaker & Director at Hummingbird Productions where she created treatment concept for any artist, brand, or product and execute the desired image in any type of media footage. Melissa was also an On-Camera Host & Creator at POPdrop, (2012 – Present), a weekly 5 minute virtual lifestyle magazine focused on art, fashion, health, beauty, music, and cuisine. Innately having an eye for fashion and the new found love for digital content, Melissa's entrepreneurial spirit decided to combine her two passions – fashion/beauty and technology. She realized there wasn't a trusted source to beauty & fashion (anymore) or an all-in-one location where everyday people can get the celebrity style experience with the trade secrets from industry professionals. And from this realization Style Station was born. Fun fact: Melissa's first job in Los Angeles was at Coffee Bean, where one day she and a coworker combined iced coffee and hot chocolate. The

Nick Kershner

Chief Technology Officer - 1/17 to present

By the age of 15, Nick had started a small business in a cyber cafe fixing computers for neighbors and friends, and even taught a community college course. After several years of working for a Fortune 500 technology firm, he decided to follow his passion; Consulting and Entrepreneurship. He made his way through the Real Estate and Finance industries. He worked with large lending firms and parts of government to help make digital signatures a standard in Real Estate and Finance. That work can be seen today when using any digital signature platform designed for buying and selling Real Estate. By this time, Nick had already opened and run multiple businesses and regardless of how much he loved those companies, there was still something missing. Eventually he opened Matchless IT; a technology company based in entertainment and arts. The company he built focuses on creative solutions and artistic design in all aspects of a technology implementation, no matter the industry of the clients. He has been the President & CEO of Matchless IT for the last 4 years (January 2013- Present), where he focuses on helping businesses of all sizes develop, acquire and maintain their technological needs. He has been Style Station CTO since January 2017. Today, he is a true entrepreneur. His passion to help others and build new technologies has been his driving force to continue to find ways to close the gap between technology and the arts.

drink they invented is Coffee Bean's frozen sensation, the Ice Blended. How's that for creativity and entrepreneurship?

And the Rest of the Team



Sarah Kershner

Technical Business Operations Manager

Sarah Kershner is a graduate of Vanguard University of Southern California, with a degree in Psychology. She graduated magna cum laude and was granted lifetime membership to Psi Chi, the International Honor Society in Psychology. Sarah has sustained a career in management and business management for over fifteen years. Her most recent endeavors include her non-profit work as the treasurer for the Orange County chapter of Green Wish (March 2016- Present) , being the CEO and COO for her own natural beauty products company IrishBeautyShop.com (January 2013-Present), and being the CEO of Matchless IT , which helps businesses with all of their technological needs (January 2013-Present) Creativity and strong interpersonal relationships is her key to success and she continues to use those qualities in each venture she sets her target on.



Ally Melideo

Business Development

After graduating with a degree in Communication Studies, Ally Melideo worked in the computer software industry, recruiting top talent for start-ups in Los Angeles. She has always loved beauty and fashion; designing and making clothing with her sister in her free time.



Rebecca Stratford

Marketing

Rebecca Young Stratford is a digital startup veteran, having led marketing and business activities and provided strategic guidance as senior management and consultant to high growth startups in the global tech/digital space for over twenty years. Prior to establishing her own internationally-based strategic marketing consultancy, Rebecca held founding team positions for Internet start-ups including Concrete Media and Foodline, as well as VP of Marketing at Nielsen//NetRatings, Inc. (VNU and Nielsen Company) and VP Marketing and eCommerce for software publisher Broderbund, a div. of Riverdeep (Houghton Mifflin Harcourt). More recently (2007-Present), she is the Director & Founder of Quince Agency where she oversees strategic marketing consultancy, providing complete range of marketing services for the high growth small to medium sized business



Tobi Skovron

Brand Advisor

My friends and family say I'm cursed with ambition, afflicted with initiative, dammed by an unquenchable drive for success and more! But that's not my fault; I was merely born with and molded by my father's highly successful entrepreneurial flair and zest for concept creation. I visualize, map, create & deliver on everything I promise... with passion & integrity. I am the Co-Founder of CreativeCubes.Co (2017 – Present) where we convert buildings into collaborative communities with a culture, workspaces & services I am also an Investor + Board Memberof Get WAG (2017 – Present) which is a natural pet-food company. Previously I was a Product & Business Commercialization Advisor (Advisory) at InkWithMe, (2016 – Present) a mobile messaging company. From August 2014 – March 2016 I was the Co-Founder & CEO of ZingyPet, a fun and vibrant pet community that, through an app, allows pet owners to access a pool of trusted pet-care professionals.



Mia Goldstein

Social Media

Mia Goldstein is currently a student at Harvard-Westlake School. With her parents owning a women's clothing store in Los Angeles, "Madison", she has been surrounded by fashion her entire life. She has a passion for the industry and plans to have a successful fashion writing career in the near future. She began her popular blog, Mipetite, in 2015 and has been working hard to build it ever since. It includes blog posts about her personal style and outfits, but also features pieces on beauty, travel, food, and her lifestyle. She plans to design her own line of clothing and is currently on the Forever 21 teen advisory council and contributes to Madison's social media as well.



Oscar Lyons

Content Producer

UK born Los Angeles based content creator with experience in all facets of film & video production - from development, production and post-production. He is the Founder of OTF, LLC (2016-Present) - a full service commercial production company to provide creative & engaging content to an expanding range of clients.



Sarah Findlay

Publicist

Break-through Publicist and Talent Manager, Sarah Findlay has a history of generating massive results for her clients. Before Dawn til Dusk Publicity, Sarah worked with some of the biggest brands in Australia, from prestige car maker Porsche to the global sports brand Under Armour and many other brands in between. She is the founder of Dawn til Dusk Publicity (2008-Present), a publicity firm that works with brands, celebrities, all types of media, and events. Sarah is a true adventurer at heart and loves anything outdoors. She loves surfing, hiking, running, aerial yoga, rock climbing and hiked the Himalayas in Nepal and volunteered with the elephants in the jungle in Thailand at the beginning of 2017.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to equity when the company raises $1,000,000.00 in qualified equity financing

Maturity Date: 12/31/2019

$10M valuation cap

20% discount rate

4% yearly interest rate

Maximum ($100,000) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	Style Station Inc.
Corporate Address	7111 Santa Monica Blvd., Ste B #174 West Hollywood CA 90046
Description of Business	Beauty and fashion e-commerce platform
Type of Security Offered	Convertible Promissory Note ("Securities")
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in The Style Station. The number of shares you will receive in the future will be determined at the next equity round in which The Style Station raises at least $1,000,000.00 in qualified equity financing. The highest conversion price per share is set based on a $10M company valuation cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 4% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

Perks

$250 — As a "Bronze Investor", If you invest $250, you will receive **10% off** your purchases at the Style Station shop **for 6 months**.

$500 — As a "Silver Investor", If you invest $500, you will receive **15% off** your purchases at the Style Station shop **for one full year**.

$2,500 - As a "Gold Investor", if you invest $2,500 you will receive **20% off** purchases at Style Station **for one full year**, plus exclusive **VIP sale offers**, invitations to **Style Station events** and more.

$5,000 - $10,000 — As a "Platinum Investor", if you invest $5,000 to $10,000 you will receive **all of the benefits of a Gold Member** plus a **personal styling appointment** with **Melissa Meister** to plan **a week's worth of curated looks**.

$10,000 or more — As a "Diamond Investor", if you invest $10,000, you will receive **all of the benefits of a Platinum investor** (including the personal styling appointment with Melissa Meister) plus **2 tickets to a New York Fashion Week** event, **VIP** invitations to **Style Station events**, and more.

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Style Station Funding For Equity - Video 1 (This video is posted 2x)

Melissa Meister, Founder and Creator of Style Station, an online platform with beauty & fashion content, a marketplace with luxury & emerging brands, personal shopping service, and where we put the focus on Stylemakers. At the Style Station, we define Stylemakers as the ones creating the looks, not wearing the looks. With the way social-media is changing everything, I found it important to put the focus back on the people actually making the trends.

My vision is to take this online platform and develop Style Station into an online/offline business. Imagine a 6,000 sq. ft Mega Style Center where you can get your hair, makeup, wardrobe, nails, spray tan - whatever it is that you need! Inside that Mega Style Center, we have a studio, where we can have our Stylmakers come in, do workshops, and create digital content that we can upload to our digital platform.

Now that I have shared with you my idea, I had to figure out how I am going to make this happen. That meant finding the right team; Nick Kershner, CTO of Style Station, "When Melissa informed me of Style Station, I knew immediately this was the next big thing! The beauty of Style Station is there are multiple revenue streams. The marketplace, personal shoppers, to the branded content".

I designed this whole idea with you in mind. I now want to share all my knowledge with you! Come join us at the Style Station!

Style Station Branded Content - Video 2 (story page)

Style Station delivers insider information from professional Stylemakers for people like you. We focus on hair, make-up, fashion, social, and digital content. Our industry professionals share their knowledge and tips & tricks so that we may be your trusted source to beauty & fashion. Style Station, we take you WEAR you want to go!

How to wear Vamp lipstick - Video 3 (story Page)

Hi I am Joyce Platon, Professional makeup artist here at the Style Station. I'm going to show you how to apply and wear Vamp lips. The style we have been seeing all throughout Paris Fashion Week.

As you can see I've already done my face, my make-up. What I did was; I just applied powder all over my face, powder foundation, and I ever so slightly contoured my cheek bones, and then applied blush, defined my brows, and defined my lash line with an eyeliner. I smudged it, just so that it doesn't look very stark, and then with an eye shadow brush, I just used, I applied brown and silver eye shadow on the sockets of my eyes just to give it more depth.

For the lips, for the Vamp look, here's a pro tip: I will use a toothbrush and rub it all over my lips like so. What this does is that it gets rid of all the dead skin cells. Now I'm using the rougher edge of the toothbrush if you lips is more dry and chappy. So, what this does is that is will really prepare you the lip moisturizer application. My favorite right now is the Blistex. It's really water resistant, so it just really gives you a smother application when you apply your plum lips, your more vampy look. So, for this, just go ahead and take whatever shade you have for plum color, but for me I like the Chanel Bally Roos, I will use my fingertip and dab it on my lips, so this gets you a wine stain look that is very wearable and at the same time, very modern and sheik.

Take a lip liner that is a similar shade as your lipstick and just feather it around your lips. So, what this does is that it just perfects the edges and at the same time it also prevents it from bleeding. So, this is a more wearable everyday look. If you want to amp up your look, I would suggest to use a lip brush. The lip brush will pack on more pigment on your lips.

So before doing that, a pro-tip would be to apply lip liner all over your lips, just to intensify the color and at the same time make the lipstick last longer. So, this is also great for definition. So, now you will take your lip brush, apply it all over your lips. So, as you can see, this vamp make-up look is very versatile as it is very buildable. From a sheik everyday look to a more dramatic and edgy look.

One more pro-tip that I want to share with you is to apply translucent powder all over your lips; this makes your lipstick last longer.

Join me next time, Joyce Platon, professional make-up artist here at the Style Station for more DIY tips.

Meet Ripley Rader Contemporary Designer - Video 4 (story page)

Hi, I am Ripley Rader. I am a Stylemaker and I know how to dress your body!

I am the Founder and Designer of Ripley Rader, an American Contemporary brand proudly made in America, right here in Los Angeles!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed (the "Oversubscription Offering"). Providing that subscriptions for Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date months after the Issuance Date (the “Maturity Date”). The “Issuance Date” is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 4% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company’s obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: “Change of Control” shall mean (i) a transaction, or series of related transactions, in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, 1. The occurrence of any of the following shall constitute an “Event of Default” under this Note and the other Transaction Documents: (a) Failure to Pay. The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within ten (10) Business Days of the Company’s receipt of written notice to the Company of such failure to pay; or (b) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or (c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement. (d) Material Breach. A material breach by the Company of any term of this Note or the Purchase Agreement that is not cured by the Company within thirty (30) days of the receipt of written notice of such breach from the Majority of Interest of Investors. Rights of Investor Upon Default. Upon the occurrence of any Event of Default, at the option and upon the declaration of a Majority in Interest of Investors by written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 2(c)), this Note shall accelerate and all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company’s repayment obligation to the Investor under this Note shall be on parity with the Company’s obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company’s books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: ____%%SUBSCRIBER_SIGNATURE%%____

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%